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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

MAR 04 2014

Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-20851

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/13___ AND ENDING ___12/31/13___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trade Manage Capital, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

299 Market Street, Suite 410

(No. and Street)

Saddle Brook   New Jersey   07663
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company, LLP

(Name – *if individual, state last, first, middle name*)

10 Cutter Mill Road   Great Neck   NY   11021
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

DD
3/24/14

OATH OR AFFIRMATION

I, ___Edward Lee_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Trade Manage Capital, Inc._____, as of ___December 31_____, 20_13___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

JOSEPHINE TORRES
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES OCTOBER 19, 2015

Sworn to and subscribed
before me this
___ day of Feb 20 14

_____
Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit~~ Independent Auditor's Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Trade Manage Capital, Inc.
Saddle Brook, New Jersey

We have audited the accompanying financial statement of Trade Manage Capital, Inc., (the Company), which comprise the statement of financial condition as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Trade Manage Capital, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States.

Silling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 26, 2014

TRADE MANAGE CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$	755,764
Cash segregated under federal and other regulations		264,484
Due from broker		64,321
Other assets		78,681
		1,163,250
Property and equipment, net		127,454
Total Assets	$	1,290,704

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Account payable and accrued expenses	$	548,832

Stockholders' equity

Common stock $0.001 Par Value, 1,467,764 shares issued and outstanding	2,725,572
Paid-in capital	164,000
Retained earnings (deficit)	(1,464,322)
	1,425,250
Treasury stock (966,000 shares at cost)	(683,378)
Total Stockholders' Equity	741,872
Total Liabilities & Stockholders' Equity	$ 1,290,704

See notes to financial statements

-3-

TRADE MANAGE CAPITAL, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2013

REVENUES

Commissions	$ 6,377,785
Interest and other income	122,819
Total Revenues	6,500,604

EXPENSES

Salaries and payroll costs	3,651,429
Clearing costs	496,005
Occupancy	180,411
Soft Dollar expenses	1,418,145
Other expenses	521,077
Total Expenses	6,267,067
NET INCOME	$ 233,537

See notes to financial statements

TRADE MANAGE CAPITAL, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities

Net income	$ 233,537
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	17,639
Changes in assets and liabilities:	
Cash segregated under federal and other regulations	58,597
Due from broker	91,685
Other assets	33,537
Accounts payable and accrued expenses	(3,157)
Total adjustments	198,301
Net cash provided by operating activities	431,838
Cash flows from investing activities	
Purchase of equipment	(9,365)
Net cash used in investing activities	(9,365)
Cash flows from financing activities	
Dividends paid	(500,003)
Treasury Stock purchased	(48,000)
Net cash used in financing activities	(548,003)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(125,530)
CASH AND CASH EQUIVALENTS - BEGINNING	881,294
CASH AND CASH EQUIVALENTS - END	$ 755,764

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Income taxes	$ 1,125
Interest	$ -

See notes to financial statements

-5-

TRADE MANAGE CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2013

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Treasury Stock	Total
Balance - beginning	$ 2,725,572	$ 164,000	$ (1,197,856)	$ (635,378)	$ 1,056,338
Net income	-	-	233,537	-	233,537
Treasury stock				(48,000)	$ (48,000)
Dividends paid	-	-	(500,003)	-	$ (500,003)
Balance - end	$ 2,725,572	$ 164,000	$ (1,464,322)	$ (683,378)	$ 741,872

See notes to financial statements

-6-

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

1.   ORGANIZATION AND NATURE OF BUSINESS

Trade Manage Capital, Inc. (the "Company") is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). The Company is a non-clearing broker and does not handle any customer funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2013.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Standards Codification

The Financial Accounting Standards Board ("FASB") issued FASB Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*, effective for periods ending after September 15, 2009. This Statement establishes the FASB Accounting Standards Codification ("ASC") as the single source of authoritative United States generally accepted accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the SEC and these financial statements are referenced accordingly.

Securities Transactions and Commissions

Securities transactions are recorded on a trade date basis. Commissions and related clearing charges are recorded on a trade date basis as securities transactions occur. The Company records revenue from soft dollar transactions when earned. Related expenses are paid from the segregated cash accounts per the agreement.

Significant Credit Risk and Estimates

The responsibility for processing customer activity rests with the Company's clearing firm, Pershing LLC (Pershing). The Company's clearing and execution agreement provides that the clearing firm's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Pershing records customer transactions on a settlement date basis, which is generally three business days after the trade date. Pershing is therefore exposed to risk of loss on these transactions in the

event of the customer's inability to meet the terms of its contracts, in which case Pershing may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Pershing is charged back to the Company.

The Company, in conjunction with Pershing, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Pershing establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The Company's main office is located in Saddle Brook, New Jersey and its customers are located throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include money market accounts. Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and amounts due from broker dealers. The Company maintains cash and money market balances with commercial banks and other major institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation limits.

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical

assets or liabilities that the Company has the ability to access.

Level 2 – Inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 – Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company did not have any assets or liabilities subject to fair value measurement at December 31, 2013.

Income Taxes

The Company elected to be taxed as an "S" Corporation for federal and state income tax purposes. As an S corporation, the Company is not subject to federal and state income taxes and passes through substantially all taxable items to the shareholders of the Company. The Company is subject to minimum rates for state income taxes.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. The Company recognizes the effect of tax positions only when they are more likely than not to be sustained. At December 31, 2013, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

3.   PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2013:

Leasehold improvement	$ 166,831
Computer equipment	101,305
Furniture and fixtures etc.	170,456
	438,592
Less: accumulated depreciation and amortization	311,138
	$ 127,454

Depreciation expense for the year ended December 31, 2013 was $17,639.

4. COMMITMENTS AND CONTINGENCIES

Litigation

In the ordinary course of business the Company is subject to litigation relating to its activities as a broker-dealer including civil actions and arbitration. From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations. Although the ultimate outcome of potential and current litigation involving the Company cannot be predicted with certainty, the Company's management does not expect such litigation to have a material adverse effect on the Company's financial position or results of operations.

Leases

The Company leases office space in Saddle Brook, New Jersey. The Company also rents space for a back office facility on a month to month basis in the amount of $4,600 per month from an entity owned by an officer of the Company. Rent expense for the year ended December 31, 2013 was $180,411.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $533,039, which was $283,039 in excess of its required net capital of $250,000. The Company had a percentage of aggregate indebtedness to net capital of 103% as of December 31, 2013.

6. RETIREMENT PLAN

The Company sponsors a salary reduction (Section 401(k)) retirement plan for its eligible employees. Employees may contribute a percentage of their pre-tax salary up to amounts specified in the plan agreement with optional matching contributions from the Company. The Company made matching contributions of $82,503 to the plan during the year ended December 31, 2013.

7. RELATED PARTY TRANSACTIONS

In addition to office leases, the Company also leases trading software from an entity owned by an officer of the Company for a monthly fee of $11,400. The Company paid the total amount of $195,600 to this entity for all of the above expenses.

8. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Non Interest bearing cash accounts in the amount of $264,484 have been segregated in special reserve accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

9. SUBSEQUENT EVENTS

The Company has evaluated and noted no events or transactions that have occurred after December 31, 2013 that would require recognition or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 of the
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31,2013

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

NET CAPITAL

Shareholders' Equity	$	741,872
Deductions and/charges		
Non-allowable assets		206,135
Net capital before haircuts on securities positions		535,737
Haircuts and undue concentration		2,698
NET CAPITAL	$	533,039
AGGREGATE INDEBTEDNESS	$	548,832
MINIMUM NET CAPITAL REQUIRED (6 2/3% OF		
AGGREGATE INDEBTEDNESS)	$	36,591
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$	250,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	283,039
PERCENTAGE OF AGGREGATE INDEBTEDNESS		
TO NET CAPITAL		103%

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2013.

See independent auditor's report

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2013

Credit balances
  Free credit balances and other credit balances in
customers' accounts $218,868
Debit balances   0

Reserve Computation
  Excess of total credits over total debits $218,868

Amount held on deposit in reserve bank account $264,484

Note: There are no material differences between the preceding computation
and the Company's corresponding unaudited part II of Form X-17A-5
as of December 31, 2013

Lilling & Company LLP

Certified Public Accountants

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Trade Manage Capital, Inc.
Saddle Brook, New Jersey

In planning and performing our audit of the financial statements of Trade Manage Capital, Inc. (the Company), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified a certain deficiency in internal control that we consider to be a significant deficiency, and communicated it in writing to management and those charged with governance on February 26, 2014.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Silling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 26, 2014

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Trade Manage Capital, Inc.
Saddle Brook, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Trade Manage Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating Trade Manage Capital, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Trade Manage Capital, Inc.'s management is responsible for Trade Manage Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Silling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 26, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
020851   FINRA   DEC
TRADE MANAGE CAPITAL INC   11*11
299 MARKET ST STE 410
SADDLE BROOK NJ 07663-5319
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 12,383

    B. Less payment made with SIPC-6 filed (exclude interest)   (6,699)

         Date Paid

    C. Less prior overpayment applied   (_____)

    D. Assessment balance due or (overpayment)

    E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

    F. Total assessment balance and interest due (or overpayment carried forward) $ 5,684

    G. PAID WITH THIS FORM:
        Check enclosed, payable to SIPC
        Total (must be same as F above) $ 5,684

    H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Trade Manage Capital, Inc
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the **31** day of **January**, 20 **14**.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
      Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $6,500,603

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions 6,500,603

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 128,632

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Soft dollar / commission recapture 1,418,145
program
(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 658

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 353

Enter the greater of line (i) or (ii) 658

Total deductions 1,547,435

2d. SIPC Net Operating Revenues $ 4,953,168

2e. General Assessment @ .0025 $ 12,382 85

(to page 1, line 2.A.)

2

TRADE MANAGE CAPITAL, INC.

*REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION*

REPORT ON INTERNAL CONTROL

REPORT ON SIPC ASSESSMENT

DECEMBER 31, 2013